Exhibit 99.1

SciSparc Advances Agentic AI Strategy with Addition of Internationally Recognized AI Expert Prof. Carmel Domshlak to Scientific Advisory Board

The addition of leading AI researcher further strengthens SciSparc’s scientific and technical foundation as the Company advances its strategic focus on the Agentic AI market

TEL AVIV, Israel, Aug. 26, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced the addition of Prof. Carmel Domshlak, an internationally recognized artificial intelligence (“AI”) expert and professor at the Technion – Israel Institute of Technology (“Technion”), to the Company’s newly established Scientific Advisory Board for AI and Cybersecurity, effective September 1, 2026.

Prof. Domshlak’s addition represents a further step in SciSparc’s efforts to build a strong scientific and technical foundation to support its strategic focus on the rapidly evolving Agentic AI market.

The appointment follows SciSparc’s announcement on July 27, 2026, that its Board of Directors had decided to target the Agentic AI market and establish a Scientific Advisory Board focused on AI and cybersecurity. As announced at that time, the Company is evaluating opportunities in the Agentic AI field and is in discussions with several companies active in the market.

Prof. Carmel Domshlak

Prof. Carmel Domshlak is a Professor at the Technion, where he joined the faculty in 2003. He received his Ph.D. in Computer Science from Ben-Gurion University in 2002 and, from 2002 to 2004, served as a Research Associate in the Computer Science Department at Cornell University.

From 2017 to 2021, Prof. Domshlak served as Dean of the Faculty at the Technion. His research focuses on computational and modeling problems fundamental to intelligent autonomous behavior, including automated reasoning, sequential decision-making, action planning, multi-agent system design, preferential reasoning and probabilistic inference. His recent work has also focused on goal-driven action planning and Monte-Carlo algorithms for online sequential decision-making.

Prof. Domshlak has received multiple ICAPS Influential Paper Awards, recognizing significant and influential research contributions to the international planning and scheduling research community. His work has received the award in 2019, 2020, 2023 and 2026.

Among these recognitions, the 2026 ICAPS Influential Paper Award was presented to Michael Katz, Jörg Hoffmann and Prof. Domshlak for their 2013 paper, “Who Said We Need to Relax All Variables?” ICAPS noted that the paper introduced the red-black planning technique, a novel approach for addressing limitations of relaxation techniques in automated planning.

In 2023, Prof. Domshlak and Michael Katz received the ICAPS Influential Paper Award for their 2008 paper, “Optimal Additive Composition of Abstraction-based Admissible Heuristics.” ICAPS described the work as making seminal contributions to heuristic search in optimal planning and noted that its formalization and methods formed the foundations for many modern approaches to heuristic-search-based optimal planning.

Prof. Domshlak also served as a member of the ICAPS Executive Council from 2011 through 2017. ICAPS is the International Conference on Automated Planning and Scheduling, the leading international research conference in the field.

The addition of Prof. Domshlak further strengthens SciSparc’s scientific and technical foundation as the Company advances its strategic focus on the Agentic AI market. The Company intends to leverage the expertise of its Scientific Advisory Board as it continues to evaluate technologies, companies and potential opportunities across the rapidly evolving Agentic AI ecosystem.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer's disease and agitation; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses rapidly evolving Agentic AI market, the opportunities available to it in the agentic AI market and its intention to leverage the expertise of its Scientific Advisory Board as it continues to evaluate technologies, companies and potential opportunities across the rapidly evolving Agentic AI ecosystem. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055